November 12, 2015

Via EDGAR Correspondence

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:     Tile Shop Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 27, 2015

File No. 1-35629

Dear Mr. Thompson,

Thank you for your letter dated November 3, 2015 regarding Tile Shop Holdings, Inc. (“we” or the “Company”). Following this introductory section are your comments (in italics) and our responses. We place a high priority on providing clear and useful disclosures to the readers of our SEC filings, and we welcome the opportunity to review our practices in an effort to make our disclosures even better. We believe our responses address your comments. Should the staff have further questions or comments, we would welcome direct dialogue to discuss suggestions for future filings.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 18

1.

Please tell us how you determined shareholder litigation expenses, investigation costs and equity related transaction costs met the criteria to be identified as non-recurring. Please refer to Item 10(e) of Regulation S-K and Question 102.03 of our Non-GAAP Financial Measures Compliance & Disclosures Interpretations.

Item 10(e) of Regulation S-K prohibits the use of a “non-recurring” description in the event the nature of the charge or gain has occurred within the prior two years or is reasonably likely to occur again within the next two years. Historically, we held the view that the shareholder litigation expense, investigation costs and equity related transaction costs related to unique one-time events that may or may not recur with similar materiality or impact to our results of operations. The charges related to the audit committee investigation were primarily incurred during the first quarter of 2014 and the equity transaction costs related to the exercise and repurchase of warrants, a repurchase of common stock and our secondary offering and were primarily incurred during the second quarter of fiscal 2013. In both cases, we had not experienced charges of a similar nature during the prior two years and we did not believe that it was reasonably likely that we would incur charges of a similar nature again within the next two years.

The Tile Shop   |   14000 Carlson Parkway |   Plymouth, MN 55441 |  p 763.541.1444

The shareholder litigation charges relate to a class action lawsuit filed during the fourth quarter of 2013. We believed as of the end of fiscal 2014 that these charges related to a unique underlying event and we did not anticipate that it was reasonably likely that we would incur charges of a similar nature again within the next two years. Thus, at the time of filing our Form 10-K for the fiscal year ended December 31, 2014 we believed it appropriate to characterize these charges as “non-recurring”. However, on March 4, 2015, our motion to dismiss the shareholder litigation was granted in part and denied in part by an order of the court. Additionally, two derivative suits related to the shareholder litigation were filed on March 17, 2015 and April 7, 2015. As a result, it became apparent during the first quarter of 2015 that we would continue to incur shareholder litigation costs and such charges would no longer meet the definition of “non-recurring”.

Accordingly, beginning in the first quarter of 2015, we removed the reference to the word “non-recurring” from the description of Adjusted EBITDA set forth in our Quarterly Reports on Form 10-Q. We will exclude reference to the word “non-recurring” with respect to “special charges”, which includes shareholder litigation and investigation costs, from our future filings and earnings releases for at least the next two years and for so long as we have incurred charges of that nature within the prior two years or the nature of the charge is reasonably likely to recur within two years.

Form 8-K Filed on October 20, 2015

2.

We note your disclosure of the range of adjusted earnings per share and adjusted EBITDA in your financial guidance for fiscal year 2015. Please tell us what consideration you gave to disclosing forward looking GAAP earnings per share and EBITDA and presenting a schedule or other presentation detailing the differences between the forward looking non-GAAP financial measures and the other forward-looking GAAP financial measures. If the GAAP financial measures are not accessible on a forward-looking basis, you should disclose that fact, identify the information that is unavailable and its probable significance and provide reconciling information that is available without unreasonable effort. Please refer to Regulation G.

We note the staff’s comment seeking a quantitative reconciliation of our non-GAAP forward-looking financial measures, adjusted earnings per share and adjusted EBITDA, to the appropriate forward-looking GAAP financial measures, earnings per share and net income.

The Tile Shop   |   14000 Carlson Parkway |   Plymouth, MN 55441 |  p 763.541.1444

To the extent we continue to provide forward looking non-GAAP financial measures in future filings, we will either provide a reconciliation of each forward-looking non-GAAP financial measure to the appropriate forward-looking GAAP financial measure or, if the forward-looking GAAP measure is not accessible, we will disclose that fact, provide reconciling information that is available without an unreasonable effort, identify the information that is unavailable and disclose its probable significance.

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Pursuant to your request, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Tile Shop Holdings, Inc. I thank you for your consideration of our response. If you have any questions regarding these matters, please contact me at (763) 852-2962.

Sincerely,

/s/ Kirk L. Geadelmann

Kirk L. Geadelmann

Chief Financial Officer

cc:       Ta Tanisha Meadows, Securities Exchange Commission

Chris Homeister, Tile Shop Holdings, Inc.

John Houston, Fredrikson & Byron, P.A.

Anne Mootz, Ernst & Young, LLP

The Tile Shop   |   14000 Carlson Parkway |   Plymouth, MN 55441 |  p 763.541.1444